Exhibit 99.1

8 November 2007
The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited
Level 3, 22 Pitt Street
Sydney NSW 2000 Australia
Telephone (02) 8274 5305
Fax (02) 8274 5218
GPO Box 3935
Sydney NSW 2001 Australia

Dear Sir/Madam
James Hardie will conduct a management briefing on its 2nd Quarter & Half-Year FY08 Results on Monday, 19 November 2007.
A physical briefing for analyst/investors and media will be held at the Museum of Sydney, Corner of Bridge and Phillip Street, Sydney at 11.00am. For those who are unable to attend the physical briefing a teleconference will be available. Details are:
Local: 02 8113 1400
International: +61 2 8113 1400
Confirmation code for the teleconference is: 5958583
Yours faithfully
Steve Ashe
Vice-President, Investor Relations